Filed by Advanced Semiconductor Engineering, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Siliconware Precision Industries Co., Ltd.

(Commission File No.: 000 -30702)

Below is the English version of our TWSE MOPS filing on February 12, 2018

SEQ_NO: 4

Date of announcement: 2018/02/12

Time of announcement: 17:43:43

Subject: The Board of Directors of ASE Industrial Holding Co., Ltd. has elected the Chairman and Vice Chairman

Date of events: 2018/02/12

To which item it meets: paragraph 51

Statement:

1.	Date of occurrence of the event:2018/02/12

2.	Company name:Advanced Semiconductor Engineering, Inc./ ASE Industrial Holding Co.,Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"):head office

4.	Reciprocal shareholding ratios:N/A

5.	Cause of occurrence:The Board of Directors of ASE Industrial Holding Co., Ltd. has elected Mr. Jason C.S. Chang to be the Chairman and Mr. Richard H.P. Chang to be the Vice Chairman.

6.	Countermeasures:N/A

7.	Any other matters that need to be specified:N/A